

May 31, 2013

Via E-mail
Mr. Nigel Clerkin
Executive Vice President and CFO
Elan Corporation, plc
Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland

> **Re:**   **Elan Corporation, plc**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 001-13896**

Dear Mr. Clerkin:

We have reviewed your May 3, 2013 response to our April 25, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the amendment to your filing and any information you provide, we may have additional comments.

General

1. Please include disclosures you proposed in your May 3, 2013 response as well as disclosures suggested in the below comments in the amended filing.

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 133

2. We acknowledge your response to our comment three. Please revise your disclosure to provide additional information similar to that in your response to explain what deferred interest is and why it is a deferred tax asset.

Note 26. Additional Paid In Capital, page 154

3. We have evaluated your response to our comment five. In light of the significance, we believe the company should amend the Form 20-F for the fiscal year ended December 31, 2012 to correct the error identified in your response. Please ensure that the amendment includes the restatement disclosures as specified in ASC 250.

4. Regarding your proposed disclosure in your response to comment five, please revise your disclosure to also explain:
    - why, notwithstanding shareholder and Irish High Court approval, reclassification of $6,199.9 million from additional paid-in capital to accumulated surplus/(deficit) is not reflected in your financial statements; and
    - why the amount of distributable reserves of the company of $1,757.4 million at December 31, 2012 does not agree to your accumulated surplus/(deficit).

Note 37. Supplemental Guarantor Information, page 178

5. Regarding your proposed disclosure in appendix I in your response to our comment eight, please also revise your disclosure to more accurately characterize net income from discontinued operations (net of tax) in the Parent Company column for each of the three years presented as its "share of" net income from discontinued operations, consistent with how you have presented the parent company's share of net losses of subsidiaries under continuing operations. We believe this can be accomplished by adding an additional line item under "Discontinued Operations" that includes the $235.3 million under the Parent Company column and eliminates it in the Elimination Adjustments column, rather than combining it into the currently shown single line item.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or me at (202) 551-3679 if you have any questions regarding the comments.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant